Mail Stop 4561

May 12, 2006

By U.S. Mail and Facsimile to (212) 997-4242

John Sifonis
President
Trulite, Inc.
Three Riverway
Suite 1700
Houston, Texas 77056

Re: Trulite, Inc.
     Amendment No. 2 to Registration Statement on Form 10-SB
     Filed April 21, 2005
     File No. 0-51696

Dear Mr. Sifonis:

        We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1 – Description of Business, page 2

1.   Please provide discussion of the steps remaining to make the company operational and successful, the timing of those steps in weeks, months, or quarters; the expected costs; and the source of funds and the expected date of first revenues from an outside party.

Current Status of Projects, page 9

2.   Please disclose when you expect to complete field testing on the Kitty Hawk 3X unit, as
        well as the timing on the development and testing of the Kitty Hawk 4.

Market Opportunities, page 10

3.   On page 11 you refer to your analysis of the sales of "devices that are comparable to the
        Kitty Hawk." Please clarify this phrase in light of your disclosure on page 16 regarding
        the nature of your competition.

Business Strategy, page 12

4.   On page 13 you state your belief that the Kitty Hawk is the "least expensive energy
        source…." Please revise to state that your product is substantially less expensive than
        comparable sources or otherwise quantify what you mean by "least expensive."

Management's Discussion and Analysis, page 16

5.   We note your response to our prior comment no. 16. It appears, however, that your
        disclosure regarding the total proceeds of the June, 2005 private placements does not
        agree with the figure found under Item 4, Recent Sales. It also appears that the June
        2005 private placement is no longer your "last private placement," since you now record
        under recent sales a Regulation D offering on April 13, 2006.

Risk Factors, page a23

6.   In the risk factor regarding the need for additional capital, please provide a more specific
        time frame for the raising of $10 million in funding.

Directors, Executive Officers…, page 32

7.   We note your response to prior comment no. 22. Please disclose the material terms of the
        employment agreements with Jerry Metz and James Longaker.

8.   We note your response to prior comment no. 23. Under "Additional Employment
        Agreement" you disclose an agreement with Eric Ladd, but do not state what position he
        holds in the company. Please revise.

Notes to Consolidated Financial Statements

Note C – Business Combinations, page F-18

9.   Please refer to our previous comment 28. Revise your disclosures to include the following:

- We consider the valuation of these shares to be a significant and critical accounting estimate. Therefore, disclose the methodology used by management to value the common shares issued in the transaction and disclose the material assumptions and judgments that were used to complete the valuation in your summary of significant accounting polices.

- Revise your critical accounting policies disclosure on page 22 to include the disclosures required by Section V of Release Nos. 33-8350/34-48960 for this estimate.

- Disclose the reasons why you did not engage a valuation expert and discuss management's expertise in valuing these instruments.

- Revise your risk factors on page 23 to include the fact that management did not engage a valuation expert to value the shares issued and therefore, the value of the shares could be materially different than management's estimate.

10.   Please refer to our previous comment 29. You state that the management of CCM determined the value of the unpatented technology. Revise your filing to disclose the following:

- Disclose the reasons why you did not engage a valuation expert and discuss CCM's expertise in valuing unpatented technology.

- Revise your risk factors on page 23 to include the fact that management did not engage a valuation expert to value the unpatented technology and therefore, the value could be materially different than CCM's estimate. Also, include a risk factor that address the uncertainty surrounding the realization of this technology and the impact that its impairment could have on the financial statements.

- We consider the estimation of the fair value of your unpatented technology a material and critical accounting policy.   Disclose the methodology used by CCM to determine the value of the unpatented technology, and the material assumptions and judgments that were used to complete the valuation, in your summary of significant accounting polices. Additionally, revise your critical accounting policies disclosure on page 22 to include the disclosures required by Section V of Release Nos. 33-8350/34-48960 for this estimate.

11.   Please refer to our previous comments 30 and 31. We can not locate revisions responsive to these comments. Please advise or revise. Also, provide us a schedule detailing the components of the unpatented technology.

12.   We note your revision of the estimated life of the unpatented technology to 10 years. Please revise to disclose how you determined that 10 years is the appropriate life of these assets. In addition, disclose what facts and circumstances changed from your initial filing where you disclosed that the unpatented technology had an indefinite useful life. Clarify how you and your accountants considered the requirements of APB 20 in reporting this change.

 Note I – Common Stock Options, page F-20

13.   Please refer to our previous comment 26. You disclose that you are using the minimum value method to value the stock options granted during the year. Given the assumptions disclosed on page F-20, it is not clear to us how you determined that the stock options have a fair value of zero. Please provide us with additional information supporting your determination of the fair value of the stock options issued.

*   *   *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or Paul Cline, Senior Accountant at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3698 with any other questions.

                                                Sincerely,

                                                Mark Webb
                                                Legal Branch Chief

cc: David N. Feldman, Esq.
        Feldman Weinstein LLP
        420 Lexington Avenue, Suite 2620

New York, New York 10170